

Mail Stop 3561

September 6, 2016

Mr. Luca D'Agnese
Chief Executive Officer
Enersis Américas S.A.

    Re: **Enersis Américas S.A.**
           Forms 20-F and 20-F/A for Fiscal Year Ended December 31, 2015
           File No. 001-12440

Dear Mr. D'Agnese:

    We have reviewed your September 6, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2016 letter.

Form 20-F/A for Fiscal Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm On Internal Control Over Financial Reporting, page F-3

1. We note your response to comment 1 and note that the EY ICFR report was not revised in your amended Form 20-F. Since EY Ltda. audited the financial statements of Endesa Argentina and Emgesa, they must also audit the internal control over financial reporting ("ICFR") of such subsidiaries. As previously requested, please ensure that EY revises its ICFR report to include such subsidiaries within the scope of its ICFR audit.

4. Sector Regulation and Electricity System Operations

Argentina, page F-52

2. We note your response to comment 3. Considering the funds received from CAMMESA include repayment terms and accrue interest, we still are not in a position to agree with your

assessment that the amounts should be classified within operating activities. As the funding appears to represent loans, in legal form, explain to us why the related amounts should not be classified in financing activities pursuant to paragraph 17 of IAS 7. Please also note that at least one Argentine power distributor classified similar funds as operating activities. Similar transactions should be accorded consistent classification in the financial statements of comparable entities.

35. Information by Segment, page F-143

3. We note your response to comment 4. We also note that your table on page 35 lists 11 different "business segments" within your Generation and Transmission reportable segment that are located in four different countries and six different "business segments" within your Distribution reportable segment that are also located in four different countries. Considering the geographical breadth of your operations and the amount of quantitative and non-quantitative information provided in your filing regarding these business segments and the countries in which you operate, we are still unclear why both your Generation and Transmission and Distribution reportable segments consist of a single operating segment. Please explain to us how your chief operating decision maker is able to effectively manage your business at your reportable segment level. In doing so, clarify his involvement in reviewing the operating results of and allocating resources to your "business segments."

You may contact Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products